Exhibit 21

FuelCell Energy, Inc

Subsidiaries of the Registrant

Entity Name	State / Country of Incorporation
1065918 Alberta Ltd.	Canada
FuelCell Energy, Ltd.	Canada
Alliance Monterey, LLC *	California
Alliance Chico, LLC *	California
Alliance Star Energy, LLC *	California
Alliance TST Energy, LLC *	California
Bridgeport Fuel Cell Park, LLC	Connecticut

*	These entities are joint ventures with Alliance Power, Inc. FuelCell Energy, Inc. has an 80% ownership interest in these entities.